DYNAMIC ALTERNATIVES FUND
OPERATING EXPENSE LIMITATION AGREEMENT
with
HAMILTON CAPITAL, LLC

This Operating Expense Limitation Agreement (the “Agreement”) is made as of [    ], 2021 by and between Dynamic Alternatives Fund, a Delaware statutory trust (the “Fund”), and the investment adviser to the Fund, Hamilton Capital, LLC (the “Adviser”), an Ohio limited liability company.

WITNESSETH:

WHEREAS, the Adviser serves as the investment adviser to the Fund pursuant to an Investment Advisory Agreement dated as of [               ], 2021, as may be amended from time to time (the “Investment Advisory Agreement”); and

WHEREAS, the Adviser desires to limit the Fund’s Operating Expenses (as that term is defined in Paragraph 1 of this Agreement) borne by the Fund not to exceed the Annual Limit (as defined in Paragraph 2 of this Agreement), and the Fund desires to allow the Adviser to implement the Annual Limit; and

WHEREAS, the Fund and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to enter into this Agreement to limit the Fund’s Operating Expenses as a percentage of the Fund’s average daily net assets not to exceed the Annual Limit.

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1.       DEFINITION. For purposes of this Agreement, the term “Operating Expenses” with respect to the Fund is defined to include all expenses necessary or appropriate for the operation of the Fund, including the Adviser’s Management Fee (as defined in the Investment Advisory Agreement) and other expenses described in the Investment Advisory Agreement, but does not include brokerage commissions and other similar transactional expenses; interest (including interest incurred on borrowed funds and interest incurred in connection with bank and custody overdrafts); other borrowing costs and fees, including commitment fees; taxes; acquired fund fees and expenses; litigation and indemnification expenses; judgments; and extraordinary expenses.

2.       LIMIT ON OPERATING EXPENSES. The Adviser hereby agrees to limit the Fund’s current Operating Expenses to an annual rate, expressed as a percentage of the Fund’s average monthly net assets, as set forth in Exhibit A (the “Annual Limit”). In the event that the current Operating Expenses of the Fund, as accrued each month, exceed its Annual Limit, the Adviser will pay to the Fund, on a monthly basis, the excess expense within thirty (30) days of being notified by management of the Fund that an excess expense payment is due. The Adviser shall have discretion regarding whether expenses will be reimbursed or assumed, on the one hand, or fees will be waived, on the other hand, to satisfy the Annual Limit.

3.       REIMBURSEMENT OF FEES AND EXPENSES. For a period not to exceed three years from the date on which any fee waiver and/or expense reimbursement is made by the Adviser, the Adviser may recoup amounts waived or assumed, provided it is able to effect such recoupment without causing the Fund to exceed the lesser of (a) the expense limit in effect at the time of the fee waiver and/or expense reimbursement; or (b) the expense limit in effect at the time of the reimbursement. To the extent such repayment is due, it shall be made as promptly as possible, in conjunction with the next succeeding payment of the Management Fee to the Adviser. To the extent that the full amount of such waived amount or expense paid cannot be repaid as provided in the previous sentence within such applicable three-year period, such repayment obligation shall be extinguished.

4.       TERM. This Agreement shall become effective at the time the Fund commences operations pursuant to an effective amendment to its Registration Statement on Form N-2 under the Securities Act of 1933, as amended, and shall continue for an initial term of one year, unless sooner terminated by either of the parties hereto in accordance with Paragraph 5 of this Agreement. This Agreement shall continue in effect thereafter for additional periods of one year, or such other period as may be mutually agreed upon by the Fund and the Adviser, so long as such continuation is approved at least annually by the Board of Trustees of the Fund (the “Board”).

5.       TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, by the Board, on behalf of the Fund, upon ten (10) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board, which consent will not be unreasonably withheld. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.

6.       AMENDMENT. This Agreement may be amended at any time only with the consent of both the Adviser and the Board, on behalf of the Fund.

7.       ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

8.       SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

9.       GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder. Any question of interpretation of any term or provision of this Agreement, including but not limited to the Management Fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Investment Advisory Agreement or the Investment Company Act of

1940, shall have the same meaning as and be resolved by reference to such Investment Advisory Agreement or the Investment Company Act of 1940.

10.    NOTICE. Any notice under this Agreement shall be given in writing addressed and delivered or mailed postage prepaid to the other party to this Agreement at its principal place of business.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

DYNAMIC ALTERNATIVES FUND		HAMILTON CAPITAL, LLC

By:		By:
Name:	Jeffrey G. Wilkins	Name:	[ ]
Title:	Trustee, President and Principal Executive Officer	Title:	[ ]

EXHIBIT A

Fund Name	Operating Expense Limitation as a Percentage of Average Monthly Net Assets
Dynamic Alternatives Fund	1.75%

A-1